Exhibit 99.1

QIWI Presents Sustainability Strategy and Releases Its Inaugural Sustainability Report

NICOSIA, CYPRUS – December 15, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today presented Sustainable Development Strategy (“Strategy”) and released its inaugural 2021 Sustainable Development Report prepared in accordance with the GRI standards.

The Company demonstrates its commitment to continuously evaluate and improve its practices to drive sustainable, equitable and prosperous impacts for QIWI’s stakeholders. QIWI aims to create financial comfort through simple, affordable and technological financial products, covering the demands of people of different ages, races, lifestyles and professional fulfillment.

QIWI’s Sustainable Development Strategy is aligned with the SDGs1 of the United Nations and focuses the following action areas:

•	Financial Inclusion,

•	Digital Bank,

•	and Employees.

The QIWI 2021 Sustainable Development Report provides details on the Company’s efforts to build upon good governance practices, create financial inclusion for those who are not fully represented in the banking system, reduce the environmental footprint of current activities, and contribute to the development of new talents. The document describes non-financial activities of the Company and a set of events implemented within the reporting period. QIWI plans to issue non-financial reports annually.

“This is the first time we are presenting our Sustainable Development Strategy, and we will certainly continue to improve it with time,” said Sergey Solonin, Chairman of the Board of Directors of QIWI PLC and co-founder of QIWI. “I would like to note that many elements of the Sustainability Strategy have served as the basis of the Company’s business already for a long time. We set clear goals, identify material topics for development, formalize processes, and manage risks. Therefore, our managers and employees can be guided by the approved principles in the regular activity of the Company, providing value for the business, for our partners, clients, and shareholders, as well as gaining value for themselves.”

You can find the report as well as the new Sustainability section on our website: https://investor.qiwi.com/sustainability/.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

1 Sustainable development goals of the United Nations.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

Investor Relations Contact:

+357.25028091

ir@qiwi.com

Sustainability Contact:

esg@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, QIWI strategy and goals within the framework of sustainable development, as well as statements regarding QIWI plans to issue non-financial reports annually, among other things. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.